[redacted]

14048519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14702

RECEIVED MAR 0 4 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ruane, Cunniff & Goldfarb LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue, Suite 4701
(No. and Street)

New York	NY	10153-4798
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg — (212) 829-4604
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Greenberg , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ruane, Cunniff & Goldfarb LLC , as of December 31 , 2013 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ZAHRA PAULTRE
Notary Public, State of New York
No. 01PA6004783
Qualified in Queens County
Commission Expires March 30, 2014

Signature

Financial and Operations Principal
Title

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ruane, Cunniff & Goldfarb LLC

767 Fifth Avenue, Suite 4701
New York, New York 10153

February 18, 2014

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Herani Dansamo

Gentlemen:

WE, THE UNDERSIGNED, members or allied members of Ruane, Cunniff & Goldfarb LLC (Member Organization) have caused an audit to be made in accordance with prescribed regulations and have arranged for the preparation of a Focus report Part III based upon such audit.

WE HEREBY CERTIFY THAT, to the best of our knowledge and belief, the accompanying Focus Report Part III prepared as of December 31, 2013, represents a true and correct financial statement of our organization and that the Report will promptly be made available to those members and allied members whose signatures do not appear below.

Robert D. Goldfarb
Chairman

Paul Greenberg
Financial Operations Principal

We hereby attest that the accompanying Focus Report Part III as of December 31, 2013 has been audited by us.

BBD, LLP

BBD, LLP

Ruane, Cunniff & Goldfarb LLC
Financial Statements
And Supplemental Information

For the Year ended December 31, 2013

Table of contents

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Member of
Ruane, Cunniff & Goldfarb LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Ruane, Cunniff & Goldfarb LLC (a wholly owned subsidiary of Ruane, Cunniff & Goldfarb Inc.) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruane, Cunniff & Goldfarb LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and Schedule II is fairly stated in all material respects in relation to the financial statements as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 18, 2014

Ruane, Cunniff & Goldfarb LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash equivalents	$6,245,834
Due from clearing broker	6,791
Due from related party	5,996
Total assets	$6,258,621
Liabilities	
Due to related party	$263,778
Due to brokers	97,472
Accrued expenses	15,000
Total Liabilities	376,250
Member's Equity	5,882,371
Total liabilities and member's equity	$6,258,621

See accompanying notes to financial statements

Ruane, Cunniff & Goldfarb LLC
Statement of Income (loss)
Year ended December 31, 2013

Revenue	
Commissions	$2,781,070
Gain on sale of investment	31,211
Interest income	2,604
Total revenue	2,814,885
Expenses	
Administrative expenses incurred to related party	1,620,322
Floor brokerage, exchange and clearance fees	886,320
Employee compensation	185,610
Market data	100,143
Technology related	70,904
Filing and registration fees	62,289
Other expenses	67,746
Total expenses	2,993,334
Loss before income tax benefit	(178,449)
Income tax benefit	14,752
Net loss	$(163,697)

See accompanying notes to financial statements

Ruane, Cunniff & Goldfarb LLC
Statement of Changes in Member's Equity
Year ended December 31, 2013

December 31, 2012	$2,046,068
Capital contribution from Parent	4,000,000
Net loss	(163,697)
December 31, 2013	$5,882,371

See accompanying notes to financial statements

Ruane, Cunniff & Goldfarb LLC
Statement of Cash Flows
Year ended December 31, 2013

Cash flows from operating activities	
Net Loss	*($163,697)*
Adjustments to reconcile net loss to cash flows from operating activities:	
Changes in operating assets and liabilities:	
Due from related party	4,604
Gain on sale of investment	(31,211)
Due to related party	263,778
Due from clearing broker	(4,179)
Due to brokers	8,535
Cash flows from operating activities	77,830
Cash flows from investing activities	
Proceeds from sale of investment	163,658
Cash flows from financing activities	
Capital contribution from Parent	4,000,000
Net increase in cash equivalents	4,241,488
Cash equivalents, beginning of year	2,004,346
Cash equivalents, end of year	$6,245,834

See accompanying notes to financial statements

(1) Organization

Ruane, Cunniff & Goldfarb LLC (the *"Company"*) is a Delaware limited liability company. The Company is a wholly owned subsidiary of Ruane, Cunniff & Goldfarb Inc. (the "Parent"), a registered investment advisor under the Investment Advisors Act of 1940. The Company is a registered Broker Dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's primary purpose is to provide introducing broker-dealer services to its Parent as well as serve as the distributor of the Sequoia Fund, Inc., an open-ended mutual fund sponsored by the Company's Parent.

(2) Significant Accounting Policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds and short-term, highly liquid investments with original maturities, at the date of purchase, of three months or less in which the Company is exposed to market and credit risk. Cash and cash equivalent balances which are legally restricted from use by the Company are recorded in Other Assets on the statement of financial condition. Cash and cash equivalents are carried at either cost or amortized cost, which approximates fair value due to their short term maturities.

Revenue Recognition

The Company earns commissions from acting as an introducing broker-dealer. Commission revenue and related clearing and execution expenses are recorded on a settlement-date basis as transactions occur. Commission revenue and related clearing and execution expenses recorded on a trade date basis would not be materially different.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. The Parent is individually liable for income taxes, if any, on the Company's net taxable income. The Company records tax expense and benefits based on a separate company basis as if it were a stand-alone filing entity.

Accounting Standards Codification ("ASC") 740-10, Income Taxes, provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet the more-likely-than-not recognition threshold at the effective date to be recognized. This interpretation also provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Parent identifies its major tax jurisdictions as U.S. Federal, New York State and New York City. Tax returns for the years ended 2010, 2011and 2012 remain subject to examination by the tax authorities. No examination of the Parent's tax filings is currently in progress. The Company and its Parent are not aware of any tax positions for which it is reasonable possible the total amounts of unrecognized tax benefits will change materially within the next twelve months.

(3) Income taxes

As of December 31, 2013, the Company recorded a tax benefit and related receivable from its Parent of $14,752 which is included in Due to Related Party in the Statement of Financial Condition. This receivable offsets amounts owed by the Company to its Parent. See Related Party Transactions note 4.

The Company accounts for income taxes as prescribed by ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the difference are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company has not recorded any deferred tax assets or liabilities on its Statement of Financial Condition pursuant to ASC 740 at December 31, 2013

(4) Related party transactions

The Company has employment agreements with several of its executive officers. The agreements provide for compensation based on a designated percentage of commissions earned by the Company related to clients introduced by each officer. For the year ended December 31, 2013, the Company incurred expenses of $185,610 related to these agreements.

The Parent provides general and administration services to the Company. These services include, among other things, rent for office space, charges for employee salaries and benefits, equipment usage and other administrative expenses. Charges for such services are based on actual usage or on defined formulas which, in managements view, result in reasonable allocations. During the year ended December 31, 2013, the Company incurred charges totaling $1,620,322 pursuant to these arrangements. Of this amount, $278,530 was included in Due to Related Party at December 31, 2013.

Included in Due to Related Party at December 31, 2013, was a receivable from the Company's Parent for $14,752 relating to the Company's income tax benefit. As of December 31, 2013, outstanding amounts related to the above transactions are recorded in Due to Related Party where the legal right and intention to offset exists.

As of December 31, 2013, $5,996 was due to the Company from one of its officers for compensation paid in advance. Balances owed to and due from related parties do not bear interest.

(5) Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any material liability arising under these arrangements is remote. No contingent liability has been recorded on the Statement of Financial Condition. In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. It is in the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the financial statements of the Company as December 31, 2013.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of the greater of $100,000 or 6.67% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $5,613,458, which was $5,513,458 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1 at December 31, 2013.

(7) Financial Instruments with Off-Balance-Sheet Credit Risk

Securities transactions are introduced on a fully disclosed basis with the Company's clearing broker/dealer. The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker/dealer.

In addition, the Company maintains certain cash and securities accounts with the clearing broker/dealer. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

(8) Subsequent events

The Company reviewed subsequent events occurring through the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

Ruane, Cunniff & Goldfarb LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2013

Schedule I

Computation of net capital	
Total member's equity	$5,882,371
Less: Non-allowable assets	
Due from related party	5,996
Excess insurance deductible	138,000
Total non-allowable asset deductions	143,996
Net capital before haircuts on securities positions	5,738,375
Haircut on securities	124,917
Net capital	$5,613,458
Computation of net capital requirement	
Total aggregate indebtedness	$376,250
Net capital requirement (6.67% of aggregate indebtedness)	(A) $25,083
Minimum dollar net capital requirement	(B) $100,000
Net capital requirement (greater of (A) or (B))	$100,000
Excess net capital (net capital less net capital requirement)	$5,513,458
Net capital less greater of 10% of aggregate Indebtedness or 120% of (B)	$5,493,458
Computation of aggregate indebtedness	
Total liabilities	$376,250
Ratio of aggregate indebtedness to net capital	0.07 to 1

Note:
No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report (Form X-17A-5 Part IIA) filing as of December 31, 2013, filed on January 24, 2014.

1. Computation for determination of reserve requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Pershing LLC, its clearing firm, on a fully disclosed basis.

2. Information relating to the possession or control requirements for Brokers and Dealers pursuant to SEC Rule 15c3-3 under the Securities Exchange Act of 1934

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2013.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

**To the Board of Directors and Member of
Ruane, Cunniff & Goldfarb LLC**

In planning and performing our audit of the financial statements of Ruane, Cunniff & Goldfarb LLC (the ***"Company"***), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 18, 2014

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Member of
Ruane, Cunniff & Goldfarb LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (***"SIPC"***) for the fiscal year ended December 31, 2013, which were agreed to by Ruane, Cunniff & Goldfarb LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ruane, Cunniff & Goldfarb LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ruane, Cunniff & Goldfarb LLC's management is responsible for Ruane, Cunniff & Goldfarb LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 18, 2014

RUANE, CUNNIFF & GOLDFARB LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2013